UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi

(Name of Issuer)

Class B ordinary shares, nominal value of TRY 0.20 per share

American Depositary Shares, each representing one Class B ordinary share, nominal value of TRY 0.20 per share**

(Titles of Class of Securities)

23292B 104***

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The American Depositary Shares, each representing one Class B ordinary share, nominal value of TRY 0.20 per share, were separately registered on a registration statement on Form F-6 (Registration No. 333-257160).

*** This CUSIP number applies to the American Depositary Shares, each representing one Class B ordinary share, nominal value of TRY 0.20 per share. No CUSIP has been assigned to the Class B ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23292B 104	Schedule 13G	Page 2 of 13

1	NAME OF REPORTING PERSON TurkCommerce B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒(2) (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 117,365,085(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 47,501,070(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,365,085(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 36.0%(3)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of 47,501,070 Class B ordinary shares directly held by TurkCommerce B.V.
(2)	In addition to the Class B ordinary shares described in footnote 1, includes the following shares held by Hanzade Vasfiye Doğan Boyner: (A) 29,864,015 Class B ordinary shares directly held by and (B) Class B ordinary shares underlying 40,000,000 privileged Class A ordinary shares. The privileged Class A ordinary shares are convertible one-for-one into shares of the Issuer’s Class B ordinary shares as described under the heading “Description of Share Capital and Articles of Association” in the Issuer’s Registration Statement on Form F-1 (File No. 333-256654) (the “Registration Statement”) and, if not previously converted, automatically convert into shares of the Issuer’s Class B ordinary shares on July 1, 2041. Pursuant to a Shareholders’ Agreement entered into in June 2021 (prior to the Issuer’s initial public offering) by and among Hanzade Vasfiye Doğan Boyner, TurkCommerce B.V. and the other parties thereto (the “Shareholders’ Agreement”), the parties thereto agreed to, among others, certain voting arrangements in favor of a director nominee of TurkCommerce B.V. As a result of this voting arrangement, TurkCommerce B.V. may be deemed to be a member of a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Class B ordinary shares beneficially owned by TurkCommerce B.V. and Hanzade Vasfiye Doğan Boyner. Assuming such a group is deemed to exist, the members of the group are Hanzade Vasfiye Doğan Boyner and TurkCommerce B.V., and TurkCommerce B.V. may be deemed a beneficial owner (i) with voting and dispositive power over its 47,501,070 Class B ordinary shares and (ii) solely for purposes of electing a director nominee of TurkCommerce B.V., with voting power over the 29,854,015 Class B ordinary shares and the Class B ordinary shares underlying 40,000,000 privileged Class A ordinary shares, in each case, owned by Hanzade Vasfiye Doğan Boyner.
(3)	Represents TurkCommerce B.V.’s percentage ownership of the Class B ordinary shares, based on 40,000,000 privileged Class A ordinary shares and 285,998,290 Class B ordinary shares outstanding as of December 31, 2021. Additionally, each privileged Class A ordinary share has fifteen votes per share and each Class B ordinary share has one vote per share. Based on the voting power of Class A ordinary shares and assuming it is a member of a “group” as described in footnote 2, solely for the purposes of electing a director nominee of TurkCommerce B.V. in accordance with the terms and conditions of the Shareholders’ Agreement, the Reporting Person may be deemed a beneficial owner of securities representing approximately 76.5% of the voting power of the Issuer (assuming no conversion of the Class A ordinary shares).

CUSIP No. 23292B 104	Schedule 13G	Page 3 of 13

1	NAME OF REPORTING PERSON Templeton Turkey Fund GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒(2) (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 117,365,085(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 47,501,070(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,365,085(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 36.0%(3)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 47,501,070 Class B ordinary shares directly held by TurkCommerce B.V. TurkCommerce B.V. is beneficially owned and controlled by Templeton Turkey Fund GP Ltd. and is managed pursuant to a limited partnership agreement among Templeton Turkey Fund GP Ltd., Templeton Turkey Fund, L.P. and Templeton Asset Management Ltd. Erman Kalkandelen and Mustafa Aydemir are each directors of TurkCommerce B.V. with the right to vote or dispose of such shares. Each of the foregoing entities and the individuals, as a result, and by virtue of the relationships described above, may be deemed to beneficially own the shares owned by TurkCommerce B.V. Each of Templeton Turkey Fund GP Ltd., Templeton Asset Management Ltd., Erman Kalkandelen and Mustafa Aydemir disclaims beneficial ownership of the shares held by TurkCommerce B.V. except to the extent, if any, of its or his pecuniary interest therein.
(2)	In addition to the Class B ordinary shares described in footnote 1, includes the following shares held by Hanzade Vasfiye Doğan Boyner: (A) 29,864,015 Class B ordinary shares directly held by and (B) Class B ordinary shares underlying 40,000,000 privileged Class A ordinary shares. The privileged Class A ordinary shares are convertible one-for-one into shares of the Issuer’s Class B ordinary shares as described under the heading “Description of Share Capital and Articles of Association” in the Issuer’s Registration Statement on Form F-1 (File No. 333-256654) (the “Registration Statement”) and, if not previously converted, automatically convert into shares of the Issuer’s Class B ordinary shares on July 1, 2041. Pursuant to a Shareholders’ Agreement entered into in June 2021 (prior to the Issuer’s initial public offering) by and among Hanzade Vasfiye Doğan Boyner, TurkCommerce B.V. and the other parties thereto (the “Shareholders’ Agreement”), the parties thereto agreed to, among others, certain voting arrangements in favor of a director nominee of TurkCommerce B.V. As a result of this voting arrangement, TurkCommerce B.V. may be deemed to be a member of a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Class B ordinary shares beneficially owned by TurkCommerce B.V. and Hanzade Vasfiye Doğan Boyner. Assuming such a group is deemed to exist, the members of the group are Hanzade Vasfiye Doğan Boyner and TurkCommerce B.V., and TurkCommerce B.V. may be deemed a beneficial owner (i) with voting and dispositive power over its 47,501,070 Class B ordinary shares and (ii) solely for purposes of electing a director nominee of TurkCommerce B.V., with voting power over the 29,854,015 Class B ordinary shares and the Class B ordinary shares underlying 40,000,000 privileged Class A ordinary shares, in each case, owned by Hanzade Vasfiye Doğan Boyner.
(3)	Represents TurkCommerce B.V.’s percentage ownership of the Class B ordinary shares, based on 40,000,000 privileged Class A ordinary shares and 285,998,290 Class B ordinary shares outstanding as of December 31, 2021. Additionally, each privileged Class A ordinary share has fifteen votes per share and each Class B ordinary share has one vote per share. Based on the voting power of Class A ordinary shares and assuming it is a member of a “group” as described in footnote 2, solely for the purposes of electing a director nominee of TurkCommerce B.V. in accordance with the terms and conditions of the Shareholders’ Agreement, the Reporting Person may be deemed a beneficial owner of securities representing approximately 76.5% of the voting power of the Issuer (assuming no conversion of the Class A ordinary shares).

CUSIP No. 23292B 104	Schedule 13G	Page 4 of 13

1	NAME OF REPORTING PERSON Templeton Turkey Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒(2) (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 117,365,085(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 47,501,070(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,365,085(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 36.0%(3)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 47,501,070 Class B ordinary shares directly held by TurkCommerce B.V. TurkCommerce B.V. is beneficially owned and controlled by Templeton Turkey Fund GP Ltd. and is managed pursuant to a limited partnership agreement among Templeton Turkey Fund GP Ltd., Templeton Turkey Fund, L.P. and Templeton Asset Management Ltd. Erman Kalkandelen and Mustafa Aydemir are each directors of TurkCommerce B.V. with the right to vote or dispose of such shares. Each of the foregoing entities and the individuals, as a result, and by virtue of the relationships described above, may be deemed to beneficially own the shares owned by TurkCommerce B.V. Each of Templeton Turkey Fund GP Ltd., Templeton Asset Management Ltd., Erman Kalkandelen and Mustafa Aydemir disclaims beneficial ownership of the shares held by TurkCommerce B.V. except to the extent, if any, of its or his pecuniary interest therein.
(2)	In addition to the Class B ordinary shares described in footnote 1, includes the following shares held by Hanzade Vasfiye Doğan Boyner: (A) 29,864,015 Class B ordinary shares directly held by and (B) Class B ordinary shares underlying 40,000,000 privileged Class A ordinary shares. The privileged Class A ordinary shares are convertible one-for-one into shares of the Issuer’s Class B ordinary shares as described under the heading “Description of Share Capital and Articles of Association” in the Issuer’s Registration Statement on Form F-1 (File No. 333-256654) (the “Registration Statement”) and, if not previously converted, automatically convert into shares of the Issuer’s Class B ordinary shares on July 1, 2041. Pursuant to a Shareholders’ Agreement entered into in June 2021 (prior to the Issuer’s initial public offering) by and among Hanzade Vasfiye Doğan Boyner, TurkCommerce B.V. and the other parties thereto (the “Shareholders’ Agreement”), the parties thereto agreed to, among others, certain voting arrangements in favor of a director nominee of TurkCommerce B.V. As a result of this voting arrangement, TurkCommerce B.V. may be deemed to be a member of a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Class B ordinary shares beneficially owned by TurkCommerce B.V. and Hanzade Vasfiye Doğan Boyner. Assuming such a group is deemed to exist, the members of the group are Hanzade Vasfiye Doğan Boyner and TurkCommerce B.V., and TurkCommerce B.V. may be deemed a beneficial owner (i) with voting and dispositive power over its 47,501,070 Class B ordinary shares and (ii) solely for purposes of electing a director nominee of TurkCommerce B.V., with voting power over the 29,854,015 Class B ordinary shares and the Class B ordinary shares underlying 40,000,000 privileged Class A ordinary shares, in each case, owned by Hanzade Vasfiye Doğan Boyner.
(3)	Represents TurkCommerce B.V.’s percentage ownership of the Class B ordinary shares, based on 40,000,000 privileged Class A ordinary shares and 285,998,290 Class B ordinary shares outstanding as of December 31, 2021. Additionally, each privileged Class A ordinary share has fifteen votes per share and each Class B ordinary share has one vote per share. Based on the voting power of Class A ordinary shares and assuming it is a member of a “group” as described in footnote 2, solely for the purposes of electing a director nominee of TurkCommerce B.V. in accordance with the terms and conditions of the Shareholders’ Agreement, the Reporting Person may be deemed a beneficial owner of securities representing approximately 76.5% of the voting power of the Issuer (assuming no conversion of the Class A ordinary shares).

CUSIP No. 23292B 104	Schedule 13G	Page 5 of 13

1	NAME OF REPORTING PERSON Templeton Asset Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒(2) (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 117,365,085(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 47,501,070(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,365,085(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 36.0%(3)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 47,501,070 Class B ordinary shares directly held by TurkCommerce B.V. TurkCommerce B.V. is beneficially owned and controlled by Templeton Turkey Fund GP Ltd. and is managed pursuant to a limited partnership agreement among Templeton Turkey Fund GP Ltd., Templeton Turkey Fund, L.P. and Templeton Asset Management Ltd. Erman Kalkandelen and Mustafa Aydemir are each directors of TurkCommerce B.V. with the right to vote or dispose of such shares. Each of the foregoing entities and the individuals, as a result, and by virtue of the relationships described above, may be deemed to beneficially own the shares owned by TurkCommerce B.V. Each of Templeton Turkey Fund GP Ltd., Templeton Asset Management Ltd., Erman Kalkandelen and Mustafa Aydemir disclaims beneficial ownership of the shares held by TurkCommerce B.V. except to the extent, if any, of its or his pecuniary interest therein.
(2)	In addition to the Class B ordinary shares described in footnote 1, includes the following shares held by Hanzade Vasfiye Doğan Boyner: (A) 29,864,015 Class B ordinary shares directly held by and (B) Class B ordinary shares underlying 40,000,000 privileged Class A ordinary shares. The privileged Class A ordinary shares are convertible one-for-one into shares of the Issuer’s Class B ordinary shares as described under the heading “Description of Share Capital and Articles of Association” in the Issuer’s Registration Statement on Form F-1 (File No. 333-256654) (the “Registration Statement”) and, if not previously converted, automatically convert into shares of the Issuer’s Class B ordinary shares on July 1, 2041. Pursuant to a Shareholders’ Agreement entered into in June 2021 (prior to the Issuer’s initial public offering) by and among Hanzade Vasfiye Doğan Boyner, TurkCommerce B.V. and the other parties thereto (the “Shareholders’ Agreement”), the parties thereto agreed to, among others, certain voting arrangements in favor of a director nominee of TurkCommerce B.V. As a result of this voting arrangement, TurkCommerce B.V. may be deemed to be a member of a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Class B ordinary shares beneficially owned by TurkCommerce B.V. and Hanzade Vasfiye Doğan Boyner. Assuming such a group is deemed to exist, the members of the group are Hanzade Vasfiye Doğan Boyner and TurkCommerce B.V., and TurkCommerce B.V. may be deemed a beneficial owner (i) with voting and dispositive power over its 47,501,070 Class B ordinary shares and (ii) solely for purposes of electing a director nominee of TurkCommerce B.V., with voting power over the 29,854,015 Class B ordinary shares and the Class B ordinary shares underlying 40,000,000 privileged Class A ordinary shares, in each case, owned by Hanzade Vasfiye Doğan Boyner.
(3)	Represents TurkCommerce B.V.’s percentage ownership of the Class B ordinary shares, based on 40,000,000 privileged Class A ordinary shares and 285,998,290 Class B ordinary shares outstanding as of December 31, 2021. Additionally, each privileged Class A ordinary share has fifteen votes per share and each Class B ordinary share has one vote per share. Based on the voting power of Class A ordinary shares and assuming it is a member of a “group” as described in footnote 2, solely for the purposes of electing a director nominee of TurkCommerce B.V. in accordance with the terms and conditions of the Shareholders’ Agreement, the Reporting Person may be deemed a beneficial owner of securities representing approximately 76.5% of the voting power of the Issuer (assuming no conversion of the Class A ordinary shares).

CUSIP No. 23292B 104	Schedule 13G	Page 6 of 13

1	NAME OF REPORTING PERSON Erman Kalkandelen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒(2) (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Turkey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 117,365,085(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 47,501,070(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,365,085(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 36.0%(3)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of 47,501,070 Class B ordinary shares directly held by TurkCommerce B.V. TurkCommerce B.V. is beneficially owned and controlled by Templeton Turkey Fund GP Ltd. and is managed pursuant to a limited partnership agreement among Templeton Turkey Fund GP Ltd., Templeton Turkey Fund, L.P. and Templeton Asset Management Ltd. Erman Kalkandelen and Mustafa Aydemir are each directors of TurkCommerce B.V. with the right to vote or dispose of such shares. Each of the foregoing entities and the individuals, as a result, and by virtue of the relationships described above, may be deemed to beneficially own the shares owned by TurkCommerce B.V. Each of Templeton Turkey Fund GP Ltd., Templeton Asset Management Ltd., Erman Kalkandelen and Mustafa Aydemir disclaims beneficial ownership of the shares held by TurkCommerce B.V. except to the extent, if any, of its or his pecuniary interest therein.
(2)	In addition to the Class B ordinary shares described in footnote 1, includes the following shares held by Hanzade Vasfiye Doğan Boyner: (A) 29,864,015 Class B ordinary shares directly held by and (B) Class B ordinary shares underlying 40,000,000 privileged Class A ordinary shares. The privileged Class A ordinary shares are convertible one-for-one into shares of the Issuer’s Class B ordinary shares as described under the heading “Description of Share Capital and Articles of Association” in the Issuer’s Registration Statement on Form F-1 (File No. 333-256654) (the “Registration Statement”) and, if not previously converted, automatically convert into shares of the Issuer’s Class B ordinary shares on July 1, 2041. Pursuant to a Shareholders’ Agreement entered into in June 2021 (prior to the Issuer’s initial public offering) by and among Hanzade Vasfiye Doğan Boyner, TurkCommerce B.V. and the other parties thereto (the “Shareholders’ Agreement”), the parties thereto agreed to, among others, certain voting arrangements in favor of a director nominee of TurkCommerce B.V. As a result of this voting arrangement, TurkCommerce B.V. may be deemed to be a member of a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Class B ordinary shares beneficially owned by TurkCommerce B.V. and Hanzade Vasfiye Doğan Boyner. Assuming such a group is deemed to exist, the members of the group are Hanzade Vasfiye Doğan Boyner and TurkCommerce B.V., and TurkCommerce B.V. may be deemed a beneficial owner (i) with voting and dispositive power over its 47,501,070 Class B ordinary shares and (ii) solely for purposes of electing a director nominee of TurkCommerce B.V., with voting power over the 29,854,015 Class B ordinary shares and the Class B ordinary shares underlying 40,000,000 privileged Class A ordinary shares, in each case, owned by Hanzade Vasfiye Doğan Boyner.
(3)	Represents TurkCommerce B.V.’s percentage ownership of the Class B ordinary shares, based on 40,000,000 privileged Class A ordinary shares and 285,998,290 Class B ordinary shares outstanding as of December 31, 2021. Additionally, each privileged Class A ordinary share has fifteen votes per share and each Class B ordinary share has one vote per share. Based on the voting power of Class A ordinary shares and assuming it is a member of a “group” as described in footnote 2, solely for the purposes of electing a director nominee of TurkCommerce B.V. in accordance with the terms and conditions of the Shareholders’ Agreement, the Reporting Person may be deemed a beneficial owner of securities representing approximately 76.5% of the voting power of the Issuer (assuming no conversion of the Class A ordinary shares).

CUSIP No. 23292B 104	Schedule 13G	Page 7 of 13

1	NAME OF REPORTING PERSON Mustafa Aydemir
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒(2) (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Turkey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 117,365,085(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 47,501,070(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,365,085(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 36.0%(3)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of 47,501,070 Class B ordinary shares directly held by TurkCommerce B.V. TurkCommerce B.V. is beneficially owned and controlled by Templeton Turkey Fund GP Ltd. and is managed pursuant to a limited partnership agreement among Templeton Turkey Fund GP Ltd., Templeton Turkey Fund, L.P. and Templeton Asset Management Ltd. Erman Kalkandelen and Mustafa Aydemir are each directors of TurkCommerce B.V. with the right to vote or dispose of such shares. Each of the foregoing entities and the individuals, as a result, and by virtue of the relationships described above, may be deemed to beneficially own the shares owned by TurkCommerce B.V. Each of Templeton Turkey Fund GP Ltd., Templeton Asset Management Ltd., Erman Kalkandelen and Mustafa Aydemir disclaims beneficial ownership of the shares held by TurkCommerce B.V. except to the extent, if any, of its or his pecuniary interest therein.
(2)	In addition to the Class B ordinary shares described in footnote 1, includes the following shares held by Hanzade Vasfiye Doğan Boyner: (A) 29,864,015 Class B ordinary shares directly held by and (B) Class B ordinary shares underlying 40,000,000 privileged Class A ordinary shares. The privileged Class A ordinary shares are convertible one-for-one into shares of the Issuer’s Class B ordinary shares as described under the heading “Description of Share Capital and Articles of Association” in the Issuer’s Registration Statement on Form F-1 (File No. 333-256654) (the “Registration Statement”) and, if not previously converted, automatically convert into shares of the Issuer’s Class B ordinary shares on July 1, 2041. Pursuant to a Shareholders’ Agreement entered into in June 2021 (prior to the Issuer’s initial public offering) by and among Hanzade Vasfiye Doğan Boyner, TurkCommerce B.V. and the other parties thereto (the “Shareholders’ Agreement”), the parties thereto agreed to, among others, certain voting arrangements in favor of a director nominee of TurkCommerce B.V. As a result of this voting arrangement, TurkCommerce B.V. may be deemed to be a member of a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Class B ordinary shares beneficially owned by TurkCommerce B.V. and Hanzade Vasfiye Doğan Boyner. Assuming such a group is deemed to exist, the members of the group are Hanzade Vasfiye Doğan Boyner and TurkCommerce B.V., and TurkCommerce B.V. may be deemed a beneficial owner (i) with voting and dispositive power over its 47,501,070 Class B ordinary shares and (ii) solely for purposes of electing a director nominee of TurkCommerce B.V., with voting power over the 29,854,015 Class B ordinary shares and the Class B ordinary shares underlying 40,000,000 privileged Class A ordinary shares, in each case, owned by Hanzade Vasfiye Doğan Boyner.
(3)	Represents TurkCommerce B.V.’s percentage ownership of the Class B ordinary shares, based on 40,000,000 privileged Class A ordinary shares and 285,998,290 Class B ordinary shares outstanding as of December 31, 2021. Additionally, each privileged Class A ordinary share has fifteen votes per share and each Class B ordinary share has one vote per share. Based on the voting power of Class A ordinary shares and assuming it is a member of a “group” as described in footnote 2, solely for the purposes of electing a director nominee of TurkCommerce B.V. in accordance with the terms and conditions of the Shareholders’ Agreement, the Reporting Person may be deemed a beneficial owner of securities representing approximately 76.5% of the voting power of the Issuer (assuming no conversion of the Class A ordinary shares).

CUSIP No. 23292B 104	Schedule 13G	Page 8 of 13

Item 1(a). Name of Issuer:

D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

Kuştepe Mahallesi Mecidiyeköy Yolu

Cadde no: 12 Kule 2 K2

Şişli 34387 Istanbul, Turkey

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	TurkCommerce B.V.

2.	Templeton Turkey Fund GP Ltd.

3.	Templeton Turkey Fund, L.P.

4.	Templeton Asset Management Ltd.

5.	Erman Kalkandelen

6.	Mustafa Aydemir

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of TurkCommerce B.V. is as follows:

Amstelveenseweg 760

1081JK Amsterdam

The principal business address of Templeton Turkey Fund GP Ltd. and Templeton Turkey Fund, L.P. is as follows:

Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

The principal business address of Templeton Asset Management Ltd. is as follows:

7 Temasek Boulevard

Suntec Tower One, #38-01

Singapore 038987

The principal business address of Erman Kalkandelen and Mustafa Aydemir is as follows:

Ferko Signature Büyükdere Caddesi No: 175

Levent 34398 Istanbul, Turkey

CUSIP No. 23292B 104	Schedule 13G	Page 9 of 13

Item 2(c). Citizenship:

See Row 4 of the cover page for each Reporting Person.

Item 2(d). Titles of Classes of Securities:

Class B ordinary shares, nominal value of TRY 0.20 per share

Item 2(e). CUSIP Number:

23292B 104

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

(a)	Amount beneficially owned:

See response to row 9 of the cover page for each Reporting Person.

(b)	Percent of class:

See response to row 11 of the cover page for each Reporting Person.

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(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See response to row 5 of the cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See response to row 6 of the cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See response to row 7 of the cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See response to row 8 of the cover page for each Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Pursuant to a Shareholders’ Agreement entered into in June 2021 (prior to the Issuer’s initial public offering) by and among Hanzade Vasfiye Doğan Boyner, Vuslat Doğan Sabancı, Yasar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ, Isıl Doğan and TurkCommerce B.V. (the “Shareholders’ Agreement”), the parties thereto agreed to, among others, certain voting arrangements in favor of a director nominee of TurkCommerce B.V. in accordance with the terms and conditions of the Shareholders’ Agreement. With respect to Vuslat Doğan Sabancı, Yasar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ and Isıl Doğan, the Shareholders’ Agreement terminated within five business days following the closing of the Issuer’s initial public offering.

A copy of the form of Shareholders’ Agreement has been filed by the Issuer with the Securities and Exchange Commission as Exhibit 4.3 to the Issuer’s amended registration statement on Form F-1 filed on June 23, 2021.

As a result of this voting arrangement, TurkCommerce B.V. may be deemed to be a member of a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Class B ordinary shares beneficially owned by TurkCommerce B.V. and Hanzade Vasfiye Doğan Boyner. Assuming such a group is deemed to exist, the members of the group are Hanzade Vasfiye Doğan Boyner and TurkCommerce B.V., and TurkCommerce B.V. may be deemed a beneficial owner (i) with voting and dispositive power over its 47,501,070 Class B ordinary shares and (ii) solely for purposes of electing a director nominee of TurkCommerce B.V., with voting power over the 29,854,015 Class B ordinary shares and the Class B ordinary shares underlying 40,000,000 privileged Class A ordinary shares, in each case, owned by Hanzade Vasfiye Doğan Boyner.

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Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: February 18, 2022

TURKCOMMERCE B.V.

By	/s/ Ka-Lok Fung
Name:	Ka-Lok Fung
Title:	Director A

By	/s/ Mustafa Aydemir
Name:	Mustafa Aydemir
Title:	Director B

TEMPLETON TURKEY FUND GP LTD

By	/s/ Tek Khoan Ong
Name:	Tek Khoan Ong
Title:	Director

TEMPLETON TURKEY FUND, L.P.

By	/s/ Tek Khoan Ong
Name:	Tek Khoan Ong
Title:	Director of Templeton Turkey Fund GP Ltd., as its general partner

TEMPLETON ASSET MANAGEMENT LTD.

By	/s/ Tek Khoan Ong
Name:	Tek Khoan Ong
Title:	Director

/s/ Erman Kalkandelen
Name:	Erman Kalkandelen

/s/ Mustafa Aydemir
Name:	Mustafa Aydemir

CUSIP No. 23292B 104	Schedule 13G	Page 13 of 13

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Joint Filing Agreement, dated as of February 18, 2022, by and among TurkCommerce B.V., Templeton Turkey Fund GP Ltd., Templeton Turkey Fund, L.P., Templeton Asset Management Ltd., Erman Kalkandelen and Mustafa Aydemir.